Exhibit 12.1

Centene Corporation

Computation of ratio of earnings to fixed charges

($ in thousands)

	For the Quarter Ended	Year ended December 31,
	03/31/06	2005	2004	2003	2002	2001
Earnings:
Pre-tax earnings from continuing operations	$14,138	$85,856	$70,287	$51,893	$41,136	$22,026
Addback:
Fixed charges	2,886	6,506	2,489	1,232	915	1,058

Total earnings	$17,024	$92,362	$72,776	$53,125	$42,051	$23,084

Fixed Charges:
Interest expense	$1,998	$3,990	$680	$194	$45	$362
Interest component of rental payments (1)	888	2,516	1,809	1,038	870	696

Total fixed charges	$2,886	$6,506	$2,489	$1,232	$915	$1,058

Ratio of earnings to fixed charges	5.90	14.20	29.24	43.12	45.96	21.82

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.